Exhibit 99.1

Xinyuan Real Estate Co., Ltd. to Report Third Quarter 2019 Financial Results on

December 6, 2019

BEIJING, November 29, 2019 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager primarily in China and in other countries, today announced that it plans to release its third quarter 2019 financial results on Friday, December 6, 2019, before the U.S. market open.

The Company will hold a conference call at 8:00am ET on December 6, 2019, to discuss its third quarter 2019 results. Listeners may access the call by dialing:

US Toll Free: 1-888-394-8218

International: 1-323-794-2588

A webcast will also be available through the Company's investor relations website at http://ir.xyre.com.

A replay of the call will be available through December 13, 2019, by dialing:

US: 1-844-512-2921

International: 1-412-317-6671

Access code: 8907992

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Mr. Charles Wang
Investor Relations Director
Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

ICR, LLC

Mr. William Zima

In U.S.: +1-646-308-1472

Email: William.zima@icrinc.com

Media:

Mr. Edmond Lococo

In China: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com